Exhibit 3.1

AMENDMENT
TO THE
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
ENPHYS ACQUISITION CORP.
OCTOBER 6, 2023

RESOLVED, as a special resolution, that:

 (i)          Article 166(a) of the Amended and Restated Articles of Association of Enphys Acquisition Corp. be deleted in its entirety and replaced as follows:

“166(a) In the event that the Company does not consummate a Business Combination by February 8, 2024, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(i)  cease all operations except for the purpose of winding up;

(ii)  as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available fund therefor, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay taxes, if any, (less up to US$100,000 of interest to pay dissolution expenses), divided by the number of Public Shares then in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve.

subject in the case of sub-articles (ii) and (iii), to its obligations under Cayman Islands law to provide for claims of creditors and in all cases, subject to the other requirements of applicable law.”

(ii)          Article 166(b) of the Amended and Restated Articles of Association of Enphys Acquisition Corp. be deleted in its entirety and replaced as follows:

“166(b) If any amendment is made to Article 166(a) that would affect the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company has not consummated an initial Business Combination by February 8, 2024, or such later time as the Members may approve in accordance with the Articles or any amendment is made with respect to any other provisions of these Articles relating to the rights of holders of Class A Shares, each holder of Public Shares who is not a Founder, officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval of any such amendment at a per-Share price, payable in cash equal to the aggregate amount then on deposit in the Trust Fund, including interest earned on the Trust Fund and not previously released to the Company to pay taxes, if any, divided by the number of Public Shares then in issue, provided that the Company shall not redeem the Public Shares unless the Company would have net tangible assets of at least US$5,000,001 upon consummation."

(iii)        Article 168 of the Amended and Restated Articles of Association of Enphys Acquisition Corp. be deleted in its entirety and replaced as follows:

“168.  Except in connection with the conversion of Class B Shares into Class A Shares pursuant to Article 14 where the holders of such Shares have waived any right to receive funds from the Trust Fund, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to: (a) receive funds from the Trust Fund; or (b) other than Class B Ordinary Shares issued to “anchor investors” as referred to in the Form S-1 Registration Statement filed by the Company where an equal number of Class B Ordinary Shares are surrendered, vote on any Business Combination or any other proposal presented to the Shareholders prior to or in connection with the completion of a Business Combination.”